Exhibit 2.2

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

American Depositary Shares (“ADSs”) representing one series A share (or a right to receive one series A share), with no par value (the “Series A Shares”) of Vista Oil & Gas, S.A.B. de C.V. (“Vista”), are listed and trade on the New York Stock Exchange and, in connection with this listing (but not for trading), our Series A Shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of our Series A Shares and (ii) ADS holders. Series A Shares underlying the ADSs are deposited with Banco S3 México S.A., Institución de Banca Múltiple, as custodian for the Bank of New York Mellon (the “Depositary”), as depositary, and holders of ADSs will not be treated as holders of our Series A Shares.

Disclosures under the following items are not applicable to us and have been omitted: debt securities (Item 12.A of Form 20-F), warrants and rights (Item 12.B of Form 20-F) and other securities (Item 12.C of Form 20-F).

Series A Shares

Type and Class of Securities (Item 9.A.5 of Form 20-F)

Our Series A Shares are book-entry ordinary shares with no par value. Each ADS represents one Series A Share (or a right to receive one Series A Share) deposited with Banco S3 México S.A., Institución de Banca Múltiple, as custodian for the Depositary in Mexico. The amount of Series A Shares issued as of the last of day of the financial year covered by the annual report to which this exhibit is attached is given on the cover page of the annual report.

For a description of arrangements for transfer and restrictions on the free transferability of the Series A Shares, see “Item 10—Additional Information—Memorandum and Articles of Association—Restrictions on the Transfer of Shares” in the annual report to which this exhibit is attached.

Preemptive Rights (Item 9.A.3 of Form 20-F)

For a description of preemptive rights, see “Item 10—Additional Information—Memorandum and Articles of Association—Preferred Subscription Rights” in the annual report to which this exhibit is attached.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

For a description of certain restrictions, see “Item 10—Additional Information—Memorandum and Articles of Association—Restrictions on the Transfer of Shares” and “Item 10—Additional Information—Memorandum and Articles of Association—Loss of Rights over the Shares” in the annual report to which this exhibit is attached.

Other rights (Item 9.A.7 of Form 20-F)

Not applicable.

Rights of the Shares (Item 10.B.3 of Form 20-F)

See “Item 10—Additional Information—Memorandum and Articles of Association—Voting Rights,” “Item 10—Additional Information—Memorandum and Articles of Association—Redemption,” “Item 10—Additional Information—Memorandum and Articles of Association—Minority Rights,” “Item 10—Additional Information—Memorandum and Articles of Association—Shareholders’ Meetings,” “Item 10—Additional Information—Memorandum and Articles of Association—Dissolution and Liquidation” and “Item 10—Additional Information—Memorandum and Articles of Association—Restrictions on the Transfer of Shares” in the annual report to which this exhibit is attached.

Requirements for Amendments of Articles of Incorporation (Item 10.B.4 of Form 20-F)

See “Item 10—Additional Information—Memorandum and Articles of Association—Shareholders’ Meetings” in the annual report to which this exhibit is attached.

Limitations on the Rights to Own Our Shares (Item 10.B.6 of Form 20-F)

See “Item 10—Additional Information—Memorandum and Articles of Association—Restrictions on the Transfer of Shares” in the annual report to which this exhibit is attached.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

See “Item 10—Additional Information—Memorandum and Articles of Association—Restrictions on the Transfer of Shares” in the annual report to which this exhibit is attached.

Ownership Threshold (Item 10.B.8 of Form 20-F)

See “Item 10—Additional Information—Memorandum and Articles of Association—Restrictions on the Transfer of Shares” in the annual report to which this exhibit is attached.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

See “Item 10—Additional Information—Memorandum and Articles of Association—Loss of Rights over the Shares.” Article Forty Seven of the bylaws provides that “For the interpretation and compliance of these By-Laws, the shareholders expressly submit to the competent courts of Mexico City, waiving to any other jurisdiction that may correspond to them by virtue of their present or future domiciles or for any other reason.”

Changes in Our Capital (Item 10.B.10 of Form 20-F)

For a description of changes in our capital stock, see “Item 10—Additional Information—Memorandum and Articles of Association—Movements in Our Capital Stock” in the annual report to which this exhibit is attached.

American Depositary Shares (Item 12.D.1and 12.D.2 of Form 20-F)

The Bank of New York Mellon, as Depositary, will register and deliver ADSs. Each ADS will represent one Series A Share (or a right to receive one Series A Share) deposited with Banco S3 México S.A., Institución de Banca Múltiple, as custodian for the Depositary in Mexico. Each ADS will also represent any other securities, cash or other property which may be held by the Depositary. The deposited Series A Shares together with any other securities, cash or other property held by the Depositary are referred to as the deposited securities. The Depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

The way in which you own your ADSs (e.g., in a brokerage account versus a registered holder or as a holder of certificated versus uncertificated ADSs) may affect your rights and obligations, and the manner in which, and to the extent which, the Depositary bank’s services are available to you. As a holder of ADSs, you may hold ADSs either (a) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (b) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also referred to as DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes that you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out about those procedures.

Registered holders of uncertificated ADSs will receive statements from the Depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Mexican law governs shareholder rights. The Depositary will be the holder of the Series A Shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the Depositary, ADS holders, and all other persons indirectly holding or beneficially owning ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the ADSs. To exercise any shareholder rights directly, you will, as an ADS holder, need to surrender your ADSs and become a direct shareholder.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the Series A Shares?

The Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Series A Shares your ADSs represent. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations.

Cash. Whenever we make a cash distribution in respect of the securities on deposit with the custodian, we will deposit the funds with the custodian. The Depositary will convert any cash dividend or other cash distribution we pay on the Series A Shares into U.S. Dollars, if such conversion is permitted under applicable foreign exchange regulations in place at such time, and if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any governmental approval is needed and cannot be obtained, the deposit agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. The Depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any fees, expenses, withholding taxes, or other governmental charges that must be paid or that are payable by the holders under the terms of the deposit agreement will be deducted. The Depositary will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The Depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The Depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the Depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them.

The Depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the Depositary that it is legal to do so. If the Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Series A Shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the Depositary.

U.S. securities laws may restrict the ability of the Depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other distributions. The Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the Depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on Series A Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs on your behalf if you or your broker deposits Series A Shares or evidence of rights to receive Series A Shares with the custodian in Indeval. Upon payment of any fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Series A Shares have been duly transferred to the custodian. The depositary bank will only deliver whole ADSs.

When you make a deposit of Series A Shares, you will be responsible for transferring good and valid title to the Depositary. As such, you will be deemed to represent and warrant that:

•	The Series A Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such Series A Shares have been validly waived or exercised;

•	you are duly authorized to deposit the Series A Shares; and

•	the Series A Shares presented for deposit will not be “restricted securities” (as defined in the deposit agreement).

If any of the representations or warranties are incorrect in any way, we and the Depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the Depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian; provided that our Series A Shares deposited in Indeval may only be delivered to an account opened in such institution by an authorized financial institution. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible. However, the Depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities, and such delivery would be made to an account in Indeval if the deposited securities are held in such institution.

The Depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Series A Shares represented by your ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the Depositary to vote the number of deposited shares their ADSs represent. If we request the Depositary to solicit your voting instructions (and we are not required to do so), the Depositary will notify you of a shareholders’ meeting and arrange to deliver or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary.

The Depositary will try, as far as practical, subject to the laws of Mexico and of our bylaws or similar documents, to vote or to have its agents vote the Series A Shares or other deposited securities as instructed by ADS holders. If we do not request the Depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the Depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the Depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote in accordance with instructions received from ADS holders or as described in the following sentence. If (i) we asked the Depositary to solicit your instructions at least 40 days before the meeting date, (ii) the Depositary does not receive voting instructions from you by the specified date and (iii) we confirm to the Depositary that:

•	we wish to receive a proxy to vote uninstructed shares;

•	we reasonably do not know of any substantial shareholder opposition to a particular question; and

•	the particular question is not materially adverse to the interest of shareholders,

the Depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that question.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, only if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 40 days in advance of the meeting date. For the avoidance of doubt, if we do not request the Depositary to act, we will only be required to give the Depositary such notice and details at least 15 days in advance.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the Depositary to ADS holders

US$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for Depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. We, the Depositary bank and the custodian may withhold or deduct from any distribution the taxes and governmental charges payable by holders and the Depositary may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes. You are required to indemnify us, the Depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Tender and Exchange Offers; Redemption; Replacement or Cancellation of Deposited Securities

The Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the Depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the Depositary as a holder of deposited securities, the Depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the Depositary receives new securities in exchange for or in lieu of the old deposited securities, the Depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the Depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the Depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the Depositary will continue to hold the replacement securities, the Depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are canceled, or if the deposited securities underlying ADSs have become apparently worthless, the Depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the Depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The Depositary will initiate termination of the deposit agreement if we instruct it to do so. The Depositary may initiate termination of the deposit agreement if

•	60 days have passed since the Depositary told us it wants to resign but a successor Depositary has not been appointed and accepted its appointment;

•	we delist the ADSs from an exchange on which they were listed and do not list the ADSs on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the Depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the Depositary may sell the deposited securities. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the Depositary will sell as soon as practicable after the termination date.

After the termination date and before the Depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The Depositary will continue to collect distributions on deposited securities, but after the termination date, the Depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADS holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the Depositary; limits on liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

i.

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the Depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

ii.

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care and effort from performing our or its obligations under the deposit agreement;

iii.	are not liable if we or it exercises discretion permitted under the deposit agreement;

iv.

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

v.	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

vi.	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

vii.	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

viii.

the Depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the Depositary may require:

(i) payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

(ii) satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

(iii) compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, or Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the Depositary will not determine whether the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile System and in accordance with the deposit agreement, will not constitute negligence or bad faith on the part of the Depositary.

Reports and Other Communications

Shareholder Communications; Inspection of Register of Holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The Depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the Depositary arising out of or relating to our Series A Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

However, you will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the Depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.